UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

25 February 2016

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

 25 February 2016

Diageo announces agreement with Dr Vijay Mallya for his resignation as Chairman and non-executive director of USL

Diageo has entered into an agreement with Dr Vijay Mallya under which he has resigned from his position as Chairman and non-executive director of United Spirits Limited (“USL”) and from the boards of other USL group companies. Following Dr Mallya’s resignation, the USL board will appoint Mahendra Kumar Sharma, currently independent non-executive director and Chairman of the Audit Committee of USL, as Chairman of USL.

Today’s agreement:
•	ends Diageo’s prior agreement with Dr Mallya regarding his position at USL;

•	therefore brings to an end the uncertainty relating to the governance of USL; and

•	puts in place a five-year global non-compete, non-interference and standstill arrangement with Dr Mallya.

The financial terms of today’s agreement with Dr Mallya provide for a payment of $75 million (approximately £53 million) to Dr Mallya over a five year period.  Further details of the agreement are given below.  This payment will be charged to exceptional items in the year ending 30 June 2016.
As part of the arrangements announced today, Diageo has also extended Smirnoff’s sponsorship of the Force India Formula 1 team of which Dr Mallya is team principal and part-owner for the next five seasons. The cost of this sponsorship continues to be $15 million (approximately £11 million) per season.

Ivan Menezes, Chief Executive of Diageo, said:
“India is an exciting growth opportunity, and USL has the management team, strategy and capability to deliver on that opportunity.  The agreement announced today is in the best interests of both Diageo and USL and allows USL to build on its strong platform in one of the biggest spirits markets in the world.”

Additional information regarding today’s agreement is set out in the Appendix below.

ENDS

Contacts:

Investor relations: Rohit Vats +44(0)7590 810 110	Media relations: London Dominic Redfearn +44 (0) 7971 977 759
Pier Falcione +44 (0)7786 031 939 investor.relations@diageo.com	Lisa Crane +44 (0) 7702 841 180 Kirsty King +44 (0) 7855 808 959

Mumbai Cecilia Coonan +919819164894 global.press.office@diageo.com

APPENDIX

Further details of today’s agreement with Dr Mallya

The principal terms of the agreement between Diageo and Dr Mallya are as follows:

•
Diageo and Dr Mallya have ended the prior agreement between them regarding Dr Mallya’s position at USL.  That agreement included obligations on Diageo to support Dr Mallya continuing as Chairman and non-executive director of USL in the absence of certain default events.  Disputes that had arisen under that agreement are concluded by today’s agreement and, accordingly, Dr Mallya has resigned from his position as Chairman and non-executive director of USL, as well as from the boards of other USL group companies.

•
Diageo has agreed to pay $75 million to Dr Mallya in consideration for (i) his resignation and the termination of his appointment and governance rights and his relinquishing of the rights and benefits attached to his position as Chairman and non-executive director, (ii) his agreement to five-year global non-compete (excluding the United Kingdom), non-interference, non-solicitation and standstill undertakings, and (iii) his agreement that he and his affiliates will not pursue any claims against Diageo, USL and their affiliates.  Diageo will pay $40 million of this amount immediately with the balance being payable in equal instalments over five years. Diageo’s payment obligations are subject to Dr Mallya’s ongoing compliance with the terms of today’s agreement.

•
Separately, Diageo has agreed that Dr Mallya will have no personal liability to Diageo in relation to (i) the findings of the inquiry by USL (announced on 25 April 2015) into certain matters referred to in its financial statements and the qualified auditor’s report for the financial year ended 31 March 2014 (the “USL Inquiry”), and (ii) its prior agreement with Dr Mallya regarding his position at USL.

•	In addition, Diageo has agreed, subject to Dr Mallya’s ongoing compliance with today’s agreement, to release Dr Mallya from his personal obligation to indemnify:

(i)
Diageo Holdings Netherlands B.V. (“DHN”), a Diageo group company, against its liability under its previous guarantee to Standard Chartered in respect of a $135 million loan facility of Watson Limited (“Watson”, a company affiliated with Dr Mallya) from Standard Chartered.  In May 2015, the borrowings under this facility matured and went into default. Following extensions, the guarantee was called by Standard Chartered on 29 January 2016. Diageo settled the guarantee with Standard Chartered at that point and fully provided for the $135 million (approximately £92 million) principal amount outstanding under the facility in its results for the six month period ended 31 December 2015. In aggregate, Diageo paid Standard Chartered approximately $141 million (approximately £96 million) under this guarantee, including the $135 million principal amount, as well as payments of default interest and various fees and expenses.   Watson remains liable for all amounts paid pursuant to the guarantee. DHN is entitled to the benefit of the security package underlying the facility and the security providers have undertaken to take all necessary actions in that regard. Further details relating to the Watson guarantee and underlying security are set out in note 13(a) to Diageo’s interim results for the six month period to 31 December 2015.

(ii)
Diageo Finance plc (“Diageo Finance”), a Diageo group company, against its liability under its previous guarantee to Standard Chartered of £30 million of borrowings made by United Breweries Overseas Limited (“UBOL”, a subsidiary of United Breweries (Holdings) Limited (“UBHL”)) from Standard Chartered. The borrowings went into default, and the guarantee was called, in May 2015. The guarantee amount was provided for in Diageo’s results for the year ended 30 June 2015. Whilst Diageo continues to have the benefit of counter-indemnification from UBOL, it does not believe that is likely to result in meaningful recovery.  This guarantee was entered into by Diageo Finance in April 2012 several months prior to the execution of definitive agreements in respect of the original USL transaction with UBHL.  As part of the arrangements agreed at that time, Diageo was granted pre-emption rights over certain shares in USL that were pledged to a third party by UBHL and Kingfisher Finvest India Limited (“KFinvest”, a subsidiary of UBHL).

•
Whilst Dr Mallya will have no ongoing role at USL following today’s agreement, Diageo and USL have agreed the following limited arrangements in recognition of his family’s historic connection with USL and his 30 years of service:

(i)	Dr Mallya will have the honorary title of “Founder Emeritus - USL”. It is expressly agreed that this title carries no authority, responsibility, rights or benefits within the USL group; and

(ii)
Mr Sidhartha Mallya, Dr Mallya’s son, will remain on the board of the USL group company which holds the Royal Challengers Bangalore IPL franchise.  Diageo may not seek to remove him from that board for a period of two years, subject to agreed exceptions.  Dr Mallya will have the honorary title of Chief Mentor while Sidhartha Mallya remains on that Board.  It is also agreed that the members of that board will be able, if they wish, to consult with Dr Mallya.

Shareholders Agreement with UBHL

At the time of Diageo’s initial USL transaction, Diageo agreed with UBHL and KFinvest to put in place a shareholders agreement in relation to USL (the “Shareholders Agreement”).  As part of the arrangements agreed today, UBHL and KFinvest's nominated director on the USL board under the Shareholders Agreement, Dr Mallya, has resigned.

UBHL has indicated that it may be prevented from agreeing to terminate the Shareholders Agreement immediately by reason of certain legal and court restrictions which may apply as a result of winding-up proceedings to which it is subject in India.  Diageo understands from UBHL that it proposes to seek court leave for an agreed termination of the Shareholders’ Agreement and Diageo has received certain undertakings in this regard from Dr Mallya .

Regardless of whether UBHL obtains court leave for termination of the Shareholders Agreement, Diageo believes that UBHL and KFinvest’s board appointment and other governance rights under the Shareholders Agreement have already ceased on account of prior breaches of the agreement.  Whilst UBHL and KFinvest have previously disputed this, Diageo would contest strongly any attempt by UBHL and KFinvest to assert rights to appoint a replacement nominee director to the USL board. Further, Dr Mallya has undertaken to Diageo that he will not seek or accept any nomination to the USL board.

UBHL is subject to non-compete obligations as regards USL until two years expire following termination of the Shareholders Agreement.

Arrangements between USL and Dr Mallya

USL and Dr Mallya have also entered into an agreement regarding Dr Mallya’s resignation from the USL group and certain other matters.

Under this agreement, Dr Mallya confirms his agreed resignation and provides non-compete, non-interference, non-solicitation and standstill undertakings directly to USL.  Dr Mallya and USL have also agreed a mutual release in relation to matters arising out of the USL inquiry.

As consideration for USL’s obligations under this agreement, Dr Mallya has procured or agreed to procure the termination by the relevant counterparties of certain agreements to which USL is party which were entered into prior to Diageo’s acquisition of USL shares from UBHL in July 2013 but which USL is currently prohibited from performing as a result of Indian related party rules and a prior negative shareholder vote.  These agreements include USL’s Formula 1 sponsorship agreement with Watson, an option agreement for the acquisition of certain Indian domestic real estate owned by USL, the sponsorship of Mohun Bagan Football Team and United Racing & Bloodstock Breeders, as well as a contribution agreement with Vittal Mallya Scientific Research Foundation and certain expense reimbursement agreements for aircraft services and property services.  These terminations are on terms that release USL from all liability under the agreements, including in respect of accrued, unpaid amounts other than: (i) under the Formula 1 arrangements where USL retains a fee liability to Watson but which only becomes payable if USL receives an equivalent amount from the Force India team; (ii) the refund of an approximately INR 281 million (approximately £3 million) option fee previously received by USL under the domestic real estate option agreement (plus accrued interest); and (iii) the payment of fees under the football sponsorship of approximately INR 6 million (approximately £600,000) in respect of the period prior to the negative shareholder vote in November 2014 and which is therefore not subject to any regulatory restriction.

As part of its arrangements with Dr Mallya, USL has entered into an agreement with him which allows him or a party nominated by him to acquire up to 13 domestic properties from USL.  The properties have historically been used or occupied by Dr Mallya and were previously the subject of the domestic real estate option agreement that has now been terminated as described above.  If Dr Mallya or his nominee elects to acquire any or all of these 13 properties, the price will be an independent valuer's assessment of their fair market value, with a 10% discount applying to the valuation for three properties in Mumbai, Goa and New Delhi.  The applicable prices, including the post-discount price for the three properties in Mumbai, Goa and New Delhi, are expected to be higher than the prices which applied under the now-terminated domestic real estate option agreement.

Further information

Diageo confirms that, by virtue of Dr Mallya having been a director of USL, a subsidiary of Diageo, at the time of Diageo’s agreements described above, the arrangements of Diageo described in this announcement, which are required to be aggregated with certain prior transactions and arrangements of Diageo, constitute a smaller related party transaction within LR11.1.10R of the Listing Rules.  Accordingly, Diageo has obtained written confirmation from BofA Merrill Lynch, as sponsor, that the terms of the relevant arrangements are fair and reasonable as far as Diageo shareholders are concerned.

As required by LR11.1.11(3)(b), Diageo confirms that:

•
as announced on 2 April 2015, Diageo agreed to acquire from Pestello Investments Inc. (a company affiliated to Dr Mallya) the 50% interest that it did not already own in the company which owns United National Breweries’ traditional sorghum beer business in South Africa.  Under this agreement, Diageo agreed to make an initial payment of $27 million (approximately £14.8 million) and the agreement also provided for a potential earn-out payment of up to $14 million (approximately £9.4 million).  The transaction completed on 29 May 2015.  A payment of $1.2 million was subsequently made in respect of the earn-out; and

•	regarding the Watson facility referred to earlier in this announcement entering default in May 2015, DHN granted an extension of its back-stop guarantee until 29 January 2016.

Merrill Lynch International (“BofA Merrill Lynch”), a subsidiary of Bank of America Corporation, is acting exclusively for Diageo in connection with the related party transaction referenced in this announcement and for no one else and will not be responsible to anyone other than Diageo for providing the protections afforded to its clients or for providing advice in relation to that transaction.

Editor’s notes

Diageo is the majority shareholder of USL with a 54.78% holding (excluding the 2.38% owned by the USL Benefit Trust).

The Shareholders Agreement and the related agreement of Diageo with Dr Mallya in relation to USL were entered into as part of the transaction announced by Diageo on 9 November 2012 and came into effect on 4 July 2013 when Diageo completed the acquisition of its initial 25.02% shareholding in USL. The principal provisions of the Shareholders Agreement, including the governance rights that Diageo gained under that agreement as well as Diageo’s obligation to support Dr Mallya continuing as non-executive director and Chairman of USL, were summarised in Diageo’s announcement of that transaction.

The position under these agreements and in relation to the USL Inquiry have also been the subject of various updates and disclosures by both Diageo and USL, including most recently in note 13 to Diageo’s interim results for the six month period to 31 December 2015.

Sources of information

Foreign exchange information included in this announcement for historic transactions is based on the actual exchange rates achieved by Diageo when implementing the relevant transaction.

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JεB, Buchanan’s and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO) and our products are sold in more than 180 countries around the world. For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo’s global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

•
changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;

•
changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;

•
developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

•	the effects of climate change and regulations and other measures to address climate change including any resulting impact on the cost and supply of water;

•	changes in the cost or supply of raw materials, labour and/or energy;

•
legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;

•
the costs associated with monitoring and maintaining compliance with anti-corruption and other laws and regulations, and the costs associated with investigating alleged breaches of internal policies, laws or regulations, whether initiated internally or by external regulators, and any penalties or fines imposed as a result of any breaches;

•
ability to maintain Diageo’s brand image and corporate reputation, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo’s reputation and the likelihood that consumers choose products offered by Diageo’s competitors;

•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•
the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•	Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;

•	contamination, counterfeiting or other events that could adversely affect the perception of Diageo’s brands;

•	increased costs or shortages of talent;

•	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;

•
changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements to the value of Diageo’s pension funds;

•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the ‘Risk factors’ section above. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2016.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 25 February 2016	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Secretary